SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

ALICO, INC.

(Name of Issuer)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

016230 10-4

(CUSIP Number)

Remy W. Trafelet

c/o 734 Investors, LLC

410 Park Avenue, 17th Floor

New York, New York  10022

(212) 201-7800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 11, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Amendment No. 7 (this “Amendment No. 7”) amends and supplements the Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on November 29, 2013, as amended by Amendment No. 1 filed with the SEC on December 10, 2014, Amendment No. 2 filed with the SEC on January 16, 2015, Amendment No. 3 filed with the SEC on March 3, 2015, Amendment No. 4 filed with the SEC on March 30, 2015, Amendment No. 5 filed with the SEC on August 27, 2015 and No. 6 filed with the SEC on October 12, 2018 by 734 Investors, LLC, a Delaware limited liability company (“734 Investors”), 734 Agriculture, LLC, a Delaware limited liability company (“734 Agriculture”) and Remy W. Trafelet (as amended, the “Schedule 13D”).  For purposes of this Amendment No. 7, 734 Investors, 734 Agriculture and Mr. Trafelet are sometimes referred to as the “Reporting Persons.”  The Reporting Persons are making this single, joint filing because they may be deemed to constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, although neither the fact of this filing nor anything contained herein shall be deemed to be an admission by the Reporting Persons that a group exists.  Except as indicated in this Amendment No. 7, all other information as to the Reporting Persons set forth in the Schedule 13D remains unchanged, and capitalized terms used herein that are not defined herein have the same meanings set forth in the Schedule 13D.

Item 4.  Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended to add the following:

On November 11, 2018, 734 Investors, Mr. Trafelet, RCF 2014 Legacy LLC and Delta Offshore Master II, Ltd. (the “Proponents”), who are the record holders of 56% of the Issuer’s outstanding shares of Common Stock, delivered to the Issuer an action by written consent (the “Action by Written Consent”) in lieu of a special meeting of shareholders to take the following actions (each, an “Action” and collectively, the “Actions”) pursuant to Section 607.0704 of the Florida Business Corporation Act (the “FBCA”):

Action 1: To repeal any provision of the Amended and Restated Bylaws of the Issuer (the “Bylaws”) in effect immediately prior to the time this Action becomes effective that was not included in the Bylaws that became effective on January 25, 2013, and were filed with the SEC on that same date.

Action 2: To remove, without cause, four members of the Issuer’s Board, George R. Brokaw, Henry R. Slack, W. Andrew Krusen, Jr. and R. Greg Eisner, and any person elected or appointed to fill any vacancy on the Issuer’s Board or any newly-created directorships prior to the effective date of the Actions (other than the persons elected by the Actions) (the “Removal Action”).

Action 3: To amend Article V of the Bylaws, as set forth in the Action by Written Consent, to make it clear that the Issuer’s Board is not permitted to fill any vacancies on the Issuer’s Board resulting from a removal of directors by the shareholders, and that any such vacancies shall be filled only by the shareholders.

Action 4: To amend Article V of the Bylaws, as set forth in the Action by Written Consent, to fix the number of directors serving on the Board at five.

Action 5: To elect Joseph Schenk and John Gregorits as directors to fill the two vacancies on the Issuer’s Board resulting from the Removal Action.

The effectiveness of each Action is conditioned upon the effectiveness of the other Actions.  Pursuant to Section 607.0704 of the FBCA, unless otherwise provided in a company’s articles of incorporation, action required or permitted by the FBCA to be taken at an annual or special meeting of shareholders may be taken without a meeting, without prior notice, and without a vote if the action is taken by the holders of outstanding stock of each voting group entitled to vote thereon having not less than the minimum number of votes with respect to each voting group that would be necessary to authorize or take such action at a meeting at which all voting groups and shares entitled to vote thereon were present and voted. In order to be effective the action must be evidenced by one or more written consents describing the action taken, dated and signed by approving shareholders having the requisite number of votes of each voting group entitled to vote thereon, and delivered to the corporation.  In accordance with the Bylaws of the Issuer, each of the Actions requires the affirmative vote of a majority in interest of the issued and outstanding shares of Common Stock of the Issuer entitled to vote.

On November 11, 2018, the Proponents, as the record holders of 56% of the Issuer’s outstanding shares of Common Stock, signed and delivered to the Issuer the Action by Written Consent pursuant to Section 607.0704 of the FBCA. The record date for the Action by Written Consent is November 11, 2018, unless another record date is set by November 21, 2018 by the Issuer’s Board in accordance with the Issuer’s Bylaws.  The Action by Written Consent is included as Exhibit 99.2 to this Amendment No. 7, and is incorporated herein by reference.

The Proponents believe that a smaller, reconstituted Board will provide a more effective and efficient governance framework and will enable the Board to act decisively to drive sustainable value creation at the Issuer.  The Proponents believe that the directors who are the subject of the Removal Action have served in good faith.  However, the Proponents believe that the governance of the Issuer will be improved by the replacement of those directors with Mr. Schenk and Mr. Gregorits, who are truly independent and highly qualified.  The Proponents believe that the two new directors, working together with the three continuing directors, Messrs. Trafelet, Fishman and Sambuco, will constitute a Board that will be able to efficiently and effectively govern a company of the scale of the Issuer.

Mr. Schenk currently serves as Senior Advisor for Westaim Corp., a Canadian investment firm, and is Chairman of the Board of GAIN Capital Holdings, Inc., the NYSE-listed global provider of trading services and solutions. Prior to joining Westaim, from October 2012 to March 2016, Mr. Schenk worked with The Carlyle Group as Senior Advisor. Prior to that, from April 2009 to July 2012, Mr. Schenk served as Chief Executive Officer of First New York Securities, LLC, a multi strategy asset manager.  From April 2008 to April 2009, Mr. Schenk served as Chief Executive Officer of Pali Capital, Inc., a boutique investment bank.  From 1988 to 1995 and from 1997 to 2008, Mr. Schenk served as Chief Financial Officer at Jefferies Group, Inc., a multinational full-service investment bank.  From 1995 to 1997, Mr. Schenk served as Chief Financial Officer of Tel-Save Holdings, Inc. (now Talk America Holdings, Inc.).  Mr. Schenk received a BS in Accounting (Summa Cum Laude) from the University of Detroit.

Mr. Gregorits has recently retired from his position as head of the Specialized Funds Group at Prudential Real Estate Investors (PREI), the real estate investment management business of Prudential Financial.  PREI has been investing on behalf of institutional clients since 1970 and has gross assets under management of over $60 billion.  Mr. Gregorits was responsible for PREI’s higher-returning funds, totaling over $10 billion in gross assets.  He served on PREI’s US Executive Committee and Investment Committee.  Before joining PREI in October, 1998, Mr. Gregorits managed a variety of multi-billion dollar equity and debt portfolios on behalf of Prudential Financial’s General Account, and has extensive experience in portfolio management, development, acquisitions, sales, leasing, and joint venture management.  His 36 years of experience includes serving on a variety of industry associations as well as the Board of Directors of several privately held companies including Terra Property Trust, Ridge Property Trust, Lillibridge Healthcare Trust, Bluespace, Redstone, Westport, Pacific Castle, Clarett, Colonnade, Fountainglen, Intergroup, CRIC, Keating, Black Mountain, CSG and Potomac.  Mr. Gregorits holds a BA in Economics and Psychology from Duke University and an MA in Organizational Behavior from Fairleigh Dickinson.

Item 7.  Material to be Filed as Exhibits

Exhibit 99.1 — Agreement pursuant to Rule 13d-1(k)
Exhibit 99.2 — Action by Written Consent of the Majority Shareholders of Alico, Inc. dated November 11, 2018

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 13, 2018	734 INVESTORS, LLC
By: 734 Agriculture, LLC
Its: Managing Member

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

734 AGRICULTURE, LLC

	By:	/s/ Remy W. Trafelet
	Name:	Remy W. Trafelet
	Title:	Manager

Remy W. Trafelet

	By:	/s/ Remy W. Trafelet

EXHIBIT INDEX

Exhibit	Document Description

99.1	Agreement pursuant to Rule 13d-1(k)
99.2	Action by Written Consent of the Majority Shareholders of Alico, Inc. dated November 11, 2018